

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2021

Laurent Bernard Marie Junique
Chief Executive Officer
TDCX (KY) PTE Ltd.
750D Chai Chee Roa
#06-01/06 Viva Business Park
Singapore 469004

  Re: TDCX (KY) PTE Ltd.
   Amendment No. 1 to Draft Registration Statement on Form F-1
   Submitted January 29, 2021
   CIK No. 0001803112

Dear Mr. Junique:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior letter refer to our letter dated March 12, 2020.

Amendment No. 1 to Draft Registration Statement on Form F-1

Selected Quarterly Results of Operations
Quarterly Trends, page 77

1. You indicate that the slight revenue declines in the second quarter of 2020 were attributed to your travel and hospitality clients and offset by your newly acquired new economy and blue-chip clients. To the extent material, please quantify the declines related to your travel and hospitality clients, including your most significant client in that sector, Airbnb.

Business, page 116

2.   We note your responses to prior comments 8 and 13 regarding how the geographic locations of your clients relate to your geographic revenues. Please incorporate your responses to these comments in your registration statement to clarify how each of your locations will service clients from particular geographic locations.

Description of Certain Indebtedness, page 159

3.   We note your response to prior comment 15 regarding your debt agreements. Given the total amount of credit available under the OCBC Facility, please file your OCBC Facility agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Consolidated Statement of Financial Position, page F-5

4.   We note your early adoption of IFRS 16 as of January 1, 2017 using the full retrospective approach. Please include three statements of financial position. Refer to paragraphs 10(f) and 40A-40D of IAS 1.

        You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3450 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Rajeev P. Duggal, Esq.